Filed by Double Hull Tankers, Inc.
Pursuant to Rule 433 under the Securities Act of 1933
Registration No. 333-143157
June 7, 2007

For Immediate Release

OSG AND DHT ANNOUNCE SALE OF DHT SHARES

5 Million Shares of Common Stock of Double Hull Tankers, Inc.
Sold Under Existing Shelf Registration Statement

NEW YORK, NY – June 6, 2007 – Overseas Shipholding Group, Inc. (NYSE:OSG) and Double Hull Tankers, Inc. (NYSE: DHT) jointly announced today the sale of 5 million shares of common stock of Double Hull Tankers pursuant to an underwriting agreement with Merrill Lynch & Co. and UBS Investment Bank.  OSG has granted the underwriters a 30-day over-allotment option to purchase up to an additional 750,000 shares of DHT common stock at the agreed price.  The shares of common stock will be offered by the underwriters from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on the New York Stock Exchange, or to dealers in negotiated transactions or in a combination of such methods of sale, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.  OSG expects to recognize a gain from the transaction of approximately $15 million in the second quarter of 2007.

After completion of the sale, assuming the over-allotment option is not exercised, OSG’s beneficial ownership of DHT’s common stock will be reduced from approximately 29.17%, or 8,751,500 shares, to approximately 12.5%, or 3,751,500 shares.  This sale was made pursuant to DHT’s existing shelf registration statement.  DHT will not receive any proceeds from this sale of its common stock.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 212-449-1000.

About OSG

Overseas Shipholding Group, Inc. (NYSE: OSG) is one of the largest publicly traded tanker companies in the world.  As a market leader in global energy transportation services for crude oil and petroleum products in the U.S. and International Flag markets, OSG is committed to setting high standards of excellence for its quality, safety and environmental programs.  OSG is recognized as one of the world’s most customer-focused marine transportation companies, with offices in Athens, Houston, London, Manila, Montreal, Newcastle, New York City, Philadelphia, Singapore and Tampa.  More information is available at www.osg.com.

About DHT

Double Hull Tankers, Inc. (NYSE: DHT) commenced operations as an independent tanker company on 18 October 2005.  DHT acquired its current fleet of seven double hull crude oil tankers from OSG and currently charters these vessels to subsidiaries of OSG.  More information is available at www.dhtankers.com.

Forward-Looking Statements

This release may contain forward-looking statements regarding each company’s prospects, including the outlook for tanker markets, changing oil trading patterns, prospects for certain strategic alliances and investments, anticipated levels of newbuilding and scrapping, projected drydock schedule, the projected growth of the world tanker fleet and the forecast of world economic activity and world oil demand.  Factors, risks and uncertainties that could cause actual results to differ from the expectations reflected in these forward-looking statements are described in each company’s annual report.

Contact:	Overseas Shipholding Group, Inc. Jennifer L. Schlueter Head of Corporate Communications and Investor Relations +1 212-578-1634

Contact:	Double Hull Tankers, Inc. Eirik Ubøe Chief Financial Officer +44 1534 639759